

September 24, 2013

Via E-mail
Reynolds C. Bish
Chief Executive Officer
Kofax Limited
15211 Laguna Canyon Road
Irvine, CA 92618

>   **Re:**   **Kofax Limited**
>   **Amendment No. 4 to Draft Registration Statement on Form F-1**
>   **Submitted Confidentially on September 5, 2013**
>   **CIK No. 1556884**

Dear Mr. Bish:

We have reviewed your letter dated September 5, 2013, and the above-referenced draft registration statement, and have the following comments. Unless otherwise noted, where we reference prior comments, we are referring to our July 9, 2013 letter.

Outside Front Cover Page of Prospectus

1.   We will contact you separately regarding your proposed graphics.

Prospectus Summary

Who We Are, page 1

2.   We note your response to prior comment 2. Please provide support for your claims that your executive management team and other senior management employees have "an established track record of operational success" and for your claims that your product:

- "streamlines" critical information processing;
- reduces your users' costs and improves their regulatory compliance;
- reduces operating costs and drives increased competitiveness, growth and profitability for your customers; and
- reduces costs and improves an organization's ability to take advantage of prompt payment discounts, optimize cash management, and better manage valuable vendor relationships.

Alternatively, delete these claims.

Risk Factors

Risks Related to this Offering and Our Common Shares

"Our bye-laws restrict shareholders from bringing legal action against…," page 29

3.   You disclose that your bye-laws effective upon completion of the Migration contain a broad waiver by your shareholders of any claim or right of action, both individually and on your behalf, against any of your officers or directors. These provisions appear to implicate the anti-waiver provisions of the United States federal securities laws. See Section 14 of the Securities Act and Section 29(a) of the Exchange Act. Please clarify that the waiver will not apply to any claim or action under the United States federal securities laws.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Financial and Operational Metrics

Revenue, page 44

4.   Notwithstanding your response to prior comment 6, you do not appear to have discussed the key difference between sales by channel partners and direct sales, i.e., the small and medium sized businesses targeted by your channel partners, on the average, purchase less volume of your product and have smaller overall transaction sizes than the larger enterprises targeted by your direct sales force. Please revise or advise.

Income from Continuing Operations and Earnings per Share Data, page 45

5.   We note your disclosures regarding your decreases in "Income from Continuing Operations" and "Adjusted Income from Operations" in fiscal 2013 compared to fiscal 2012 on pages 45 and 46. Please expand your discussions of the causes of the decreases from 2012 to 2013 to the extent necessary to an understanding of your business as a whole.

Adjusted Income from Operations and Adjusted Cash Flows from Operations, page 46

6.   We note your revisions in response to prior comment 4. Please make similar revisions to disclose the most directly comparable financial measure calculated and presented in accordance with IFRS on page 46 where you disclose "Adjusted Income from Operations" for the periods presented.

Business

Our Business Strengths

Recurring Revenue Streams, page 68

7. We note your response to prior comment 7. Specifically, we note your discussion of the "predictability in sales made by [your] channel partners" on page 68, which does not appear to be responsive to the concerns raised in our prior comment. We therefore reissue prior comment 7. Please revise to discuss your channel partners and direct sales force, and any material differences between these two sales methods.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Law Clerk, at (202) 551-3574 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel